

Jardines

03 OCT 30 AM 7: 21

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat



03037001

SUPPL

17th October 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Hongkong Land Holdings Limited ("HKLH")

In accordance with the requirements under the listing rules of the UK Listing Authority, the UK Listing Authority has today been notified on behalf of HKLH, of which Mr George Ho is a Director, of the following Director's share transactions:

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares Acquired	Price Per Share
George Ho	Acquisition of HKLH ordinary shares	16/10/2003	38,000	US$1.64
		17/10/2003	118,000	US$1.64

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
NOV 06 2003
THOMSON
FINANCIAL